Exhibit 10.7

                           ARS Networks, Incorporated

                              Consulting Agreement
                                       FOR
                                President and CEO

Dear Mr. Harland:

The following Consulting Agreement between ARS Networks, Incorporated (The Company or ARS) and Ameri-can Equipment Leasing outlines the terms under which Sydney Harland will perform the duties of President and CEO of the company.

1.       Position:

         Sydney Harland will be appointed as President and CEO of the Company.

2.       Term:

         The appointment shall be for a term of thirty six months (three years) commencing on the 1st day of January 2001.

3.       Compensation:

         a) Annual compensation of $US 180,000 annually, to be invoiced by you to the Company at the rate of $ 15,000 monthly. This compensation rate will be reviewed from time to time by the Board of Directors.

         b) You will be entitled to participate in the company's stock option plan when grants are determined by the Board of Directors.

         c) You will be entitled to a cash or stock bonus of up to 50% of your annual compensation if and when granted by the Board of Directors subject to the achievement of annual performance criteria as approved by the Board.

         d) You will invoice the company periodically for Mr. Harland's out of pocket expenses such as travel, meals and entertainment and other such expenses related to the execution of your duties.

         e) You will be entitled to receive a payment of $1,000 per month as an automobile allowance.

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4.       Non competition:

         The Contract will contain the usual provision prohibiting you from competing with the company anywhere in the world for a period of two
         (2) years from the expiry or termination of your services.

5.       Duties:

         Your duties shall include:

         o Day to day management responsibility for the company

         o Management of VP Finance, VP Engineering, VP Operations and any and all other senior managers o Developing customer relations and awareness of the ARS products o Maintaining investor and public relations o Any other duties as determined by the Board of Directors

6.       Termination for any reason:

         The Company shall have the right to terminate your contract at any time with a payment of twice your existing compensation rate at the time of termination, plus a cash settlement of $1,000,000. These payments will be in the form of either cash or company stock or any combination thereof as determined by the Board of Directors at that time.

7.       Termination by Employee:

         The Employee shall provide a minimum of two (2) months notice of his desire to terminate the contract.

Please sign this letter below to indicate your agreement with the above terms.


Yours truly


Peter Hoult
Chairman of the Board
ARS Networks, Incorporated


Agreed this 1st day of January, 2001.



-----------------------------
         Sydney Harland